Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT UNDER NATIONAL INSTRUMENT 51-102

Item 1.	Reporting Issuer:

Richmont Mines Inc. (the « Corporation »)
161, avenue Principale
Rouyn-Noranda (Québec) J9X 4P6

Item 2.	Date of Material Change:

December 7, 2015

Item 3.	Press Release:

A press release with respect to the material change referred to this report was issued by the Corporation on December 7, 2015 through the facilities of Marketwire and filed on the System for Electronic Document Analysis and Retrieval (« SEDAR »).

Item 4.	Summary of Material Change:

Richmont Mines announces the appointment of Christian Bourcier to the Richmont executive team as Vice-President, Operations effective January 11, 2016. Christian will be responsible for all operational programs for Richmont and will be based in Rouyn-Noranda, Quebec.

Item 5.	Full Description of Material Change:

Please see the attached press release.

Item 6.	Reliance on Section 7.1(2) or (3) of National Instrument 51-102:

This report is not being filed on a confidential basis.

Item 7.	Omitted Information:

No information has been omitted under this material change report.

Item 8.	Executive Officer:

Mélissa Tardif
Lawyer and Corporate Secretary
Tel.: 819 797-2435 ext. 228
Fax: 819 797-0166
E-mail: mtardif@richmont-mines.com

Item 9.	Date of Report:

December 18, 2015

PRESS RELEASE
Richmont Mines Inc., Brookfield Place, 181 Bay Street, Suite 810, Toronto, ON M5J 2T3 Canada

IMMEDIATE RELEASE

RICHMONT APPOINTS CHRISTIAN BOURCIER AS VICE PRESIDENT, OPERATIONS

EXPERIENCED SENIOR EXECUTIVE TEAM FULLY ASSEMBLED TO LEAD RICHMONT

TORONTO, Ontario, Canada, December 7, 2015 - Richmont Mines Inc. (TSX - NYSE MKT: RIC) (“Richmont” or the “Corporation”), is pleased to announce the appointment of Christian Bourcier to the Richmont executive team as Vice-President, Operations effective January 11, 2016. Christian will be responsible for all operational programs for Richmont and will be based in Rouyn-Noranda, Quebec.

Christian is a mining engineer with over 21 years of mining experience, primarily in the prolific Abitibi region of northwestern Quebec. During his career Christian has held increasingly senior roles and was most recently Vice-President, Process Improvement for Hecla Mining, where he was responsible for the implementation of continuous improvement initiatives throughout the American operations. Prior to this, Christian was the Vice-President and General Manager of the Casa Berardi Mine in northwestern Quebec.

“Christian’s extensive experience, particularly in underground mining, combined with his expertise in process improvement and regional knowledge makes him a key addition to the senior management team as we enter a very critical phase of organic growth. I am looking forward to working with Christian as I believe he will help us deliver on our commitment to position Richmont as a leading company by delivering superior value per share.” commented Renaud Adams, President and Chief Executive Officer. “Christian’s appointment marks the completion of a disciplined undertaking to build a senior executive team that has the necessary experience and track record to lead Richmont in the next stage of its transformational growth strategy.”

“I am very pleased to join Richmont at this pivotal time in their strategic growth plans where I have the opportunity to leverage my extensive experience in the region and help unlock the potential of the Island Gold mine. I am looking forward to working with Renaud and his team to drive enhancements and growth throughout our operations.” commented Christian Bourcier, Vice-President, Operations.

About Richmont Mines Inc.
Richmont Mines has produced over 1.5 million ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production. The Corporation currently produces gold from the Island Gold Mine in Ontario, and the Beaufor Mine in Quebec. The Corporation is also advancing development of the significant high-grade resource extension at depth of the Island Gold Mine in Ontario. With 25 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

RICHMONT APPOINTS CHRISTIAN BOURCIER AS VICE PRESIDENT, OPERATIONS
EXPERIENCED SENIOR EXECUTIVE TEAM FULLY ASSEMBLED TO LEAD RICHMONT
December 7, 2015

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. Except as may be required by law, the Corporation undertakes no obligation and disclaims any responsibility to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines’ Annual Information Form, Annual Reports and periodic reports. The forward-looking information contained herein is made as of the date of this news release.

For more information, please contact:

Renaud Adams, President and CEO	Anne Day, Vice-President, Investor Relations
RICHMONT MINES INC.	RICHMONT MINES INC.
Phone: 416 368-0291 ext. 101	Phone: 416 368-0291 ext. 105

Ticker symbol: RIC
Listings: TSX – NYSE MKT
Web Site: www.richmont-mines.com
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